

JEFFREY C. KIRPAS & CO., P.C.

DEDICATED TO THE INDEPENDENTLY OWNED BUSINESS

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

SPORTS ENGINEERING, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

21 Pleasant Street, Suite 248, Newburyport, Massachusetts 01950 | (978) 462-7250 | Fax (978) 462-7798



JEFFREY C. KIRPAS
& CO., P.C.
DEDICATED TO THE INDEPENDENTLY OWNED BUSINESS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

SPORTS ENGINEERING, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

21 Pleasant Street, Suite 248, Newburyport, Massachusetts 01950 | (978) 462-7250 | Fax (978) 462-7798



JEFFREY C. KIRPAS
& CO., P.C.
DEDICATED TO THE INDEPENDENTLY OWNED BUSINESS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Sports Engineering, Inc.
Portsmouth, NH 03801

We have reviewed the accompanying financial statements of Sports Engineering, Inc. (a corporation), which comprise the balance sheet as of December 31, 2020, and December 31, 2019, and the related statements of income and retained earnings, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Sports Engineering, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations and has a net capital deficiency; however, Management has stated that the Company has a plan in place to continue its operations as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Jeffrey C. Kirpas & Co. P.C.
Newburyport, Massachusetts
October 29, 2021

SPORTS ENGINEERING, INC.

BALANCE SHEETS (UNAUDITED)
DECEMBER 31, 2020 AND 2019

ASSETS	**2020**	**2019**
Current Assets		
Cash and Cash Equivalents	$ 1,449	$ 1,954
Total Current Assets	1,449	1,954
Intangible Assets		
Organizational Costs	53,000	53,000
Patents	83,843	41,168
Research and Development	837,702	490,391
Total Intangible Assets	974,545	584,559
Less Accumulated Amortization	(110,251)	(51,851)
Net Intangible Assets	864,294	532,708
Total Assets	$ 865,743	$ 534,662
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 79,831	$ 41,794
Accrued Expense	9,183	9,156
Current Portion of Shareholder Loans, due On Demand	8,482	1,100
Total Current Liabilities	97,496	52,050
Long-Term Liabilities		
Shareholder Loans	116,019	124,999
PPP Loan	85,000	-
Total Long-Term Liabilities	201,019	124,999
Total Liabilities	298,515	177,049
Stockholders' Equity		
Common Stock – Par Value $0.0001 100,000,000 Shares, 100,000,000 Authorized and 17,076,333 Issued as December 31, 2020 and 100,000,000 Shares, 100,000,000 Authorized and 11,900,000 Issued as December 31, 2019	2,188	1,430
Additional Paid in Capital	1,587,988	935,935
Retained Earnings/(Deficit)	(1,022,948)	(579,752)
Total Stockholders' Equity	567,228	357,613
Total Liabilities and Stockholders' Equity	$ 865,743	$ 534,662

See Accompanying Notes and Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

INCOME STATEMENTS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

INCOME	2020	2019
Sales	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Advertising	450	360
Automobile	1,097	-
Bank Service Fees	5,673	1,764
Dues and Subscriptions	20	-
Meals and Entertainment	7,584	1,906
Office Expense	2,831	-
Office Rent	-	8,000
Office Supplies and Software	22,345	315
Other Business Expense	2,344	-
Parking and Tolls	39	-
Postage and Delivery	54	-
Professional Fees	334,836	411,743
Travel	4,495	57,311
Total Operating Expenses	381,768	481,399
Net Operating Income/(Loss)	(381,768)	(481,399)
NON-OPERATING EXPENSES		
Amortization	58,399	35,124
Interest Expense	3,029	1,000
State Corporate Tax	-	-
Total Non-Operating Expense	61,428	36,124
Net Income/(Loss)	$ (443,196)	$ (517,523)

See Accompanying Notes and Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock, Par Value $0.0001		Additional Paid In Capital		Retained Earnings/ (Deficit)		Total
Balance, December 31, 2018	$	70	$	210,930	$ (62,229)	$	148,771
Issuance of 13,600,000 shares of Common Stock		1,360		725,005	-		726,365
Net Income/(Loss)		-		-	(517,523)		(517,523)
Balance, December 31, 2019		1,430		935,935	(579,752)		357,613
Issuance of 7,580,000 shares of Common Stock		758		652,053	-		652,811
Net Income/(Loss)		-		-	(443,196)		(443,196)
Balance, December 31, 2020	$	2,188		1,587,988	$ (1,022,948)	$	567,228

See Accompanying Notes and Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows from Operating Activities:		
Net Income/(Loss)	$ (443,196)	$ (517,523)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization	58,400	35,124
Expenses Incurred in Exchange for Stock	155,500	78,000
Increase in:		
Accounts Payable	38,037	41,794
Accrued Expenses	28	9,156
Net Cash Flow Used for Operating Activities	(191,231)	(353,449)
Cash Flows from Investing Activities:		
Investment in Intangible Assets	(389,986)	(187,000)
Net Cash Used for Investing Activities	(389,986)	(187,000)
Cash Flows from Financing Activities		
Repayment of Shareholder Loans	(1,598)	(105,960)
Proceeds from PPP Loan	85,000	-
Proceeds Provided by Issuances of Stock	497,310	648,365
Net Cash Provided by Financing Activities	580,712	542,405
Net (Decrease) Increase in Cash	(505)	1,956
Cash and Cash Equivalents at Beginning of Year	1,954	(2)
Cash and Cash Equivalents at End of Year	$ 1,449	$ 1,954
Supplemental Cash Flow Disclosures		
Interest Paid	$ 3,029	$ 1,000
Noncash Issuance of Stock	$ 155,500	$ 78,000

See Accompanying Notes and Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 1   Nature of the Business

   Company Information

   Sports Engineering, Inc. (the "Company") is a sports technology company
   that specializes in identifying, developing, and commercializing
   innovative and disruptive inventions, and associated intellectual property.

   The Company develops and licenses a suite of load management footwear
   technologies developed and owned by Worcester Polytechnic Institute
   ("WPI"). The Company also provides funding to WPI for the research,
   development and continuation of process of WPI's load management
   footwear intellectual property.

   The Company was incorporated in the State of Delaware on April 17,
   2018, and is headquartered in Portsmouth, New Hampshire. The business
   and affairs of the Company shall be managed by or under the direction of
   the Board of Directors.

   Risks and Uncertainties

   The Company's financial statements have been prepared on a going-
   concern basis, which contemplates the realization of assets and the
   satisfaction of liabilities in the normal course of business. Management
   indicated that the Company's operations are in pre-revenue stages and
   Management plans to obtain additional capital funding from a public
   offering via NetCapital to support the cash needs of the Company until its
   products are ready to go to market. Management indicated that such
   products should be ready for the fiscal year 2022 and anticipates the
   Company to generate revenue in that fiscal year accordingly. The
   Company's ability to continue as a going concern is dependent on the
   Company's ability to raise capital in the short-term, as well as generate
   revenue from its operations.

   The Company is subject to a number of risks similar to those of other
   companies similar size in its industry, including, but not limited to, the
   need for successful development of products and footwear technologies,
   the need for additional capital (or financing) to operating losses (see
   below), competition from substitute products or services from larger
   companies, protection of proprietary technology, patent litigation,
   dependence of key individuals and entities, and risks associated with
   changes to information technologies.

(Continued on the next page)
See Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 1   Nature of the Business (continued)

                Risks and Uncertainties (continued)

                The Company has incurred net losses, utilized cash in operations since
                inception and has an accumulated deficit of ($1,022,948) as of December
                31. 2020. Further, the Company has cash on hand of $1,449 as of
                December 31, 2020. Thus, the Company's success is dependent on its
                ability to successfully raise additional capital, license its footwear
                technologies to generate royalty revenues, market its footwear
                technologies, and ultimately achieve profitable operations.

Note 2   Summary of Significant Accounting Policies

                Basis of Accounting

                The financial statements have been prepared in accordance with generally
                accepted accounting principles in the United States (US GAAP). The
                financial statements are prepared on an accrual basis, which recognizes all
                revenues as gross income when earned, and cost of goods sold and
                operating expenses as deductions from gross income when incurred.

                Cash and Cash Equivalents

                For the purpose of the statement of cash flows, the Company considers all
                highly liquid debt instruments purchased with a maturity of three months
                or less to be cash equivalents. There were no cash equivalents at
                December 31, 2020 and December 31, 2019.

                Intangible Assets

                Capitalized amounts of start-up costs, patent, and research and
                development expenses are being amortized over their statutory life on a
                straight-line basis. Accumulated amortization was $110,251 and $51,851
                as of December 31, 2020, and December 31, 2019, respectively.

                Use of Estimates

                The preparation of financial statements requires management to make
                estimates and assumptions that affect the amounts reported therein.
                Although the estimates are based on management's best knowledge of
                current events and actions the Company may undertake in the future,
                actual results may differ.

                                        (Continued on the next page)
            See Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2   Summary of Significant Accounting Policies (continued)

Concentration Risk

The Company is potentially subject to a concentration risk with respect to its reliance on intellectual property owned by WPI, as this intellectual property serves as the foundation for the Company's operations. The Company expects to maintain its relationship with WPI.

Income Taxes

The Company is treated as Subchapter C corporation as provided by the Internal Revenue Code. Under those provisions, the Company's federal and state corporate income is subject to taxation. However, as the Company has reported net operating losses since incorporation, the Company has never paid tax.

Uncertainty in Income Taxes

The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. For the years ended December 31, 2020 and December 31, 2019, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files United States Federal income tax and information returns. These returns are generally subject to examination by tax authorities for the last three years.

Note 3   Deminimus Purchases

For accounting purposes, the company will expense all cost of acquired property under $2,500 effective January 1, 2017. Each item on an invoice will be affected by this policy. The Company may expense all property Under the Internal Revenue Service Code Section 179. This allows companies to expense up to $1,000,000.

See Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 4   Fair Value

    In accordance with codification Topic 820, the Company reports its qualifying assets and liabilities in accordance with the *Fair Value Measurements and Disclosures Standards* under U.S. GAAP. These standards define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. This policy establishes a fair value framework that prioritizes the inputs and assumptions used to measure fair value.

The three levels of the fair value framework are as follows:

    Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

    Level 2 – Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

    Level 3- Inputs that are unobservable.
    A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement.

    The Company has intangible assets which are recorded at fair value using Level 1 inputs.

Note 5   Advertising

Advertising expenses are expensed as incurred. The total advertising costs were $450 for the year ended December 31, 2020, and $360 for the year ended December 31, 2019.

Note 6   Research & Development

As of December 31, 2020, and December 31, 2019, the Company capitalized $837,702 and $490,391, respectively, a portion of which comprise amounts paid to WPI for research, development, and continuation of process of WPI's load management footwear intellectual property. Additional amounts of capitalized research and development consist of payments for patents and intellectual property self-created by the Company. All amounts of capitalized research and development progress the Company's footwear technologies which will lead to the generation of future cash flows, once taken to market.

See Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 7   Shareholder Loans Payable

As of December 31, 2020, and December 31, 2019, the Company owed shareholders $124,501 and $126,099, respectively which are payable on a demand basis and do not accrue interest. Specifically, the Company owed Ed Cowle and Todd Cowle $75,901 and $28,600, respectively, as of December 31, 2020, and $87,499 and $28,600, respectively, as of December 31, 2019.

The Company also owed other shareholders loans that were considered deminimus for the fiscal years ended December 31, 2020 and December 31, 2019.

Upon review of subsequent events, during the 2021 fiscal year the Company repaid the full principal balance of a deminimus shareholder loan and disbursed $61,893 to Ed Cowle for the partial repayment of his loan's outstanding principal balance. All other outstanding shareholder loan balances remain outstanding.

Note 8   Shares Issued for Services Received in Lieu of Cash Payment

The Company issued 1,300,000 shares and 2,200,000 shares during the 2020 and 2019 fiscal years, respectively, to third party independent contractors in lieu of cash payment.

As the Company's shares are not traded on an open market and no readily ascertainable share price exists, the Company accounted for the issuances of these shares by using the Fair Market Value of the services received as a benchmark for the value of the Company's shares issued.

Note 9   Income Taxes

As of December 31, 2019, the Company reported net operating losses which totaled, in the aggregate, approximately $244,000 which may be carried forward to offset amounts of taxable income in future years. A deminimus portion of such net operating losses are set to expire in 2037, with the remaining balance to be carried forward indefinitely without expiration. The Company is expected to report additional amounts of net operating losses in its federal income tax return filed for the 2020 fiscal year. Such net operating losses will also be carried forward indefinitely without expiration.

See Independent Accountants' Review Report

SPORTS ENGINEERING, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 10   Subsequent Events

During 2021, the Company raised approximately $299,000 from the issuance of convertible debt, which accrues interest at a rate of 5% and matures during 2022. The debtor has the right to convert the debt to 1,000,000 shares of common stock prior to maturity. The proceeds from this loan have provided the Company with sufficient proceeds to continue its operations for the short term.

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The disruption caused by the outbreak is uncertain. While the Company expects this matter to negatively impact its results of operations, cash flows and financial position, the related impact cannot be reasonably estimated at this time.

No other material events were identified which require adjustment or disclosure in these financial statements. Management's evaluation of subsequent events was completed on October 29, 2021.

See Independent Accountants' Review Report